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                           September 15, 2021

       Jonathan Schwefel
       Chief Executive Officer
       Vince Holding Corp.
       500 5th Avenue-20th Floor
       New York, NY 10110

                                                        Re: Vince Holding Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2021
                                                            File No. 333-259412

       Dear Mr. Schwefel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services